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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Endwave Corporation
(Name of Issuer)
Common Stock, par value $.001 per share
(Title of Class of Securities)
29264A206
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	29264A206

1	NAMES OF REPORTING PERSONS: EagleRock Capital Management, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	042693383

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		757,363

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		757,363

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	757,363

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	6.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

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CUSIP No.	29264A206

1	NAMES OF REPORTING PERSONS: Nader Tavakoli

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S. Citizen

	5	SOLE VOTING POWER:

NUMBER OF		757,363

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		757,363

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	757,363

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	6.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

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AMENDMENT 3 TO SCHEDULE 13G
This Amendment No. 3 to the Schedule 13G (the “Schedule 13G/A”) is being filed on behalf of EagleRock Capital Management, LLC, a Delaware limited liability company (“EagleRock”), and Mr. Nader Tavakoli the principal of EagleRock, relating to shares of Common Stock, par value $0.001 per share (the “Common Stock”), of Endwave Corporation, a Delaware corporation (the “Issuer”).
This Schedule 13G/A relates to Common Stock purchased by Nader Tavakoli and EagleRock Capital for the account of EagleRock Master Fund, LP (“ERMF”), a Cayman Islands limited partnership, and EagleRock Institutional Partners LP (“ERIP”), a Delaware limited partnership. EagleRock Master Fund, LP holds 182,594 shares of Common Stock of the Issuer for the accounts of EagleRock Capital Partners, L.P., EagleRock Capital Partners (QP), LP, both Delaware limited partnerships, and EagleRock Capital Partners Offshore Fund, Ltd. (together the “Capital Funds”). EagleRock Institutional Partners LP holds 574,769 shares of Common Stock. EagleRock acts as investment manager to each of the Capital Funds, ERMF and ERIP, and Mr. Tavakoli, as manager of EagleRock, controls the investment decisions of EagleRock Capital.

Item 4	Ownership.

Item 4 is hereby amended and restated as follows:

	(a)	EagleRock Capital is the beneficial owner of 757,363 shares of Common Stock and Mr. Tavakoli is the beneficial owner of 757,363 shares of Common Stock.

	(b)	EagleRock Capital is the beneficial owner of 6.6% and Mr. Tavakoli is the beneficial owner of 6.6% of the outstanding shares of Common Stock. This percentage is determined by dividing the number of shares beneficially held by each reporting person by 11,487,568 the number of shares of Common Stock issued and outstanding as of October 20, 2006, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ending September 30, 2006 as filed with the Securities and Exchange Commission on November 7, 2006.

	(c)	EagleRock Capital, as the investment manager of EagleRock Master Fund, LP and EagleRock Institutional Partners LP, has the sole power to vote and dispose of the 757,363 shares of Common Stock held by EagleRock Master Fund and EagleRock Institutional Partners LP. As the Manager of EagleRock Capital, Mr. Tavakoli may direct the voting and disposition of the 757,363 shares of Common Stock held by EagleRock Master Fund, LP, EagleRock Institutional Partners LP and Nader Tavakoli.

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Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 99.1

Joint Filing Agreement dated February 8, 2007 between EagleRock Capital Management and Nader Tavakoli.
[Signature Page Follows]

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SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2007

EagleRock Capital Management, LLC

	By:	/s/ Nader Tavakoli

Nader Tavakoli, Managing Member

/s/ Nader Tavakoli

Nader Tavakoli

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